# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0000944075-25-000049
Filed by CIK 0002073198
Persons authorized to receive notices and communications: Enrico Kevin Mills, Room 1601, 16/F Wing On Centre, 111 Connaught Road Central, Central, Hong Kong (K3), -, 85230018846

## Reporting persons
- Mills Enrico Kevin (CIK 0002073198): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 426,304; shared voting power 0; sole dispositive power 426,304; shared dispositive power 0; aggregate amount beneficially owned 426,304 (4.9% of the class)
  Comment: Consists of 10 shares held directly and 426,294 shares issuable upon conversion of the 2024 Note and the 2025 Note, as described in Item 5(a).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 2 amends and supplements the Schedule 13D filed June 12, 2025, as amended by Amendment No. 1 filed August 6, 2026 (as so amended, the 'Original Schedule 13D'). Capitalized terms used but not defined herein have the meanings given in the Original Schedule 13D. Except as set forth herein, the disclosure in the Original Schedule 13D is unchanged.

On August 10, 2026, the Reporting Person sold in open market transactions all shares of Common Stock previously reported as held directly and in custodial accounts, as described in Item 5(c), and subsequently purchased 10 shares of Common Stock. The Reporting Person continues to hold the 2024 Note and the 2025 Note, which remain subject to the redemption request delivered August 6, 2026 and remain convertible until repayment. Upon repayment of the Notes, the Reporting Person's beneficial ownership will consist of 10 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 426,304 shares of Common Stock, consisting of (i) 10 shares of Common Stock held directly, (ii) up to 262,743 shares of Common Stock issuable upon conversion of the 2024 Note, and (iii) up to 163,551 shares of Common Stock issuable upon conversion of the 2025 Note. Such shares represent approximately 4.9% of the 8,667,252 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), based on 8,240,958 shares of Common Stock outstanding as of May 8, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus the 426,294 shares issuable upon conversion of the Notes.
Transactions in the class effected during the past sixty days: On August 10, 2026, the Reporting Person sold an aggregate of 316,199 shares of Common Stock (265,784 held directly and 50,415 held in custodial accounts) in open market transactions at a weighted average price of $2.09 per share (prices ranging from $1.80 to $2.30). On August 10, 2026, the Reporting Person purchased 10 shares of Common Stock in an open market transaction at $1.69 per share. The forfeiture disclosed in Amendment No. 1 is incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 10, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

## Signatures
- Mills Enrico Kevin: /s/ Enrico Kevin Mills, Enrico Kevin Mills (08/10/2026)